[Debevoise & Plimpton LLP Letterhead]
September 30, 2010
VIA EDGAR AND FEDERAL EXPRESS
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Mail Stop 4561

Re:	Booz Allen Hamilton Holding Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed August 31, 2010 File No. 333-167645
Dear Mr. Kluck:
          This letter sets forth the responses of Booz Allen Hamilton Holding Corporation (the “Company”) to the comments contained in your letter, dated September 15, 2010, relating to Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2010. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
          The Company is filing, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Enclosed with the paper copy of this letter are three copies of a clean version of Amendment No. 3 and three copies of a blacklined version of Amendment No. 3, marked to show all changes from Amendment No. 2. Page references in the responses below are to the blacklined version of Amendment No. 3.
          We have also enclosed with the paper copy of this letter supplemental materials responsive to comment 3. Pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended, the supplemental information is being provided to the staff of the Commission (the “Staff”) on a supplemental, confidential basis only and is not to be filed with or deemed a part of Amendment No. 3.

Liquidity and Capital Resources, page 76
1.	We note your response to comment 8 in our letter dated August 19, 2010. Please explain why your transition to, and existence as, a public company will not affect your “internal culture.”
          In response to the Staff’s comment, the Company advises the Staff that as disclosed in Amendment No. 2, the Company is operated as a single profit center which drives its ability to collaborate internally and compete externally, and the Company’s operating model is built on, among other things, its partnership-style culture and compensation system, which fosters internal collaboration and the efficient allocation of its people across markets, clients and opportunities. In addition, the Company’s ability to effectively serve its clients is dependent on the quality, integrity and dedication of its people. As such, the Company expects to maintain its operating model, continue to hire a highly-educated talent base, maintain a commitment to professional development, continue to employ its 360-degree assessment process and continue to focus on its core values since they are critical components of the Company’s continued success. The Company has revised its disclosure on page 77 to clarify that, since the Company expects to maintain its current operating model and continue to focus on the quality of its personnel (each as currently disclosed), the Company does not believe that its internal culture will be affected by its transition to, and existence as, a public company.
Indebtedness, page 79
2.	We note that you are required to meet certain financial covenants at each quarter end. Please disclose your consolidated total leverage ratio and consolidated net interest coverage ratio as of the most recent balance sheet date.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 81.
Note 17. Stock-Based Compensation, page F-34
3.	We note your response to comment 15 in our letter dated August 19, 2010 and await a reconciliation of the fair value assigned to your common stock related to these issuances to your estimated offering price (or range) when available, including details of the significant factors contributing to the differences.
          In response to the Staff’s comment, the Company has provided with the paper copy of this letter supplemental materials for the Staff’s review, including a reconciliation of the fair value assigned to the Company’s common stock related to the issuances to the Company’s estimated preliminary offering range and details of the significant factors contributing to the differences.

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          If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909-7334 or Mariana França Pereira at (212) 909-6399.

Sincerely,
/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	CG Appleby Booz Allen Hamilton Holding Corporation Ian Fujiyama The Carlyle Group George Quinn Ernst & Young LLP Rachel Sheridan Latham & Watkins LLP

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